October 28, 2025

VIA EDGAR

Cybin Inc.

100 King Street West, Suite 5600

Toronto, Ontario

M5X 1C9

Dear Sirs/Mesdames:

Re:	Cybin Inc. (the "Company") Prospectus Supplement dated October 28, 2025 to the Short Form Base Shelf Prospectus dated September 17, 2025 (the "Prospectus Supplement")

We hereby consent to the reference to our firm name under the heading "Documents Filed as Part of the Registration Statement" in the Prospectus Supplement, which forms part of the registration statement on Form F-10, as amended (File No. 333-289139), filed by the Company with the United States Securities and Exchange Commission, and to the reference to our advice under the headings "Experts" and "Enforcement of Civil Liabilities for U.S. Investors".

Yours very truly,

"/s/ AIRD & BERLIS LLP"